APPLIED
Industrial Technologies® INC

AR/S

P.E. 6-30-02

Built To Serve℠


AppliedACCESS® • Maintenance America® • Fluid Power Connection℠ • AppliedSTORE® Plu
AppliedSTORE® Plus • iSource Performance Materials • Applied Inventory Management System • Value Added Services • AppliedACCES

2002 ANNUAL REPORT

Our Business: We sell parts and systems that are the answer to our customers' process problems.



Applied Industrial Technologies: A Supply Chain Synthesizer

Applied Industrial Technologies, as one of North America's largest industrial distributors, plays a pivotal role in lowering customer operating costs. Today, we are the synthesizers between a full scope of suppliers' capabilities and a broad range of customers' needs. We excel in the areas of product selection and application, system-wide logistics, and customized transaction efficiencies. In short, Applied is a "value-creator" for both customers and suppliers alike.

Applied is built to serve – assessing customer needs and matching them with our suppliers' products and services. The flow of information among customers, our associates and logistics systems generates improved efficiency, reduces operating costs and increases plant uptime. As a result, we produce value for all our partners – our suppliers, our customers and our shareholders.

Applied supplies customers in virtually every industry segment in North America. We serve the Maintenance Repair Operations (MRO) and Original Equipment Manufacturing (OEM) markets with products including bearings, power transmission components, fluid power components and systems, industrial rubber products, linear components, and general maintenance and specialty items. We also provide engineering design and systems integration services, customized mechanical, fabricated rubber and fluid power shop services, and fee-based commodity management and integrated maintenance services.

Applied At-A-Glance

Headquarters:
Cleveland, Ohio, USA

Operating facilities:
449 in 47 U.S. states, 5 Canadian provinces, Puerto Rico and Mexico

Corporate home page:
appliedindustrial.com

E-commerce sites:
applied-access.com
maintenanceamerica.com
fluidpowerconnection.com

National catalogs:
Maintenance America®
(specialty maintenance items)
Fluid Power Connection℠
(fluid power products and systems)

Distribution centers:
9

Stock Keeping Units (SKUs) available to customers:
More than 2.5 million

Customer accounts:
More than 200,000

Product manufacturers (suppliers):
More than 2,500 located worldwide

Stock ticker symbol:
AIT on the New York Stock Exchange

2002 Financial Highlights

(In millions, except per share amounts, percentages, shareholder and employment figures)	2002	2001	2000
Net Sales	**$ 1,446.6**	$ 1,625.8	$ 1,601.1
Income Before Income Taxes	**$ 23.8**	$ 45.3	$ 50.5
Net Income*	**$ 2.7**	$ 28.0	$ 31.0
Net Income Per Share*	**$ .13**	$ 1.41	$ 1.50
Number of Shareholders**	**6,455**	6,697	6,548
Average Common Shares Outstanding	**19.4**	19.9	20.7
Cash Dividend Per Share	**$ .48**	$ .48	$ .48
Number of Employees	**4,508**	4,789	4,847
Return on Equity	**4.8%**	9.2%	10.5%
Cash Provided From Operations	**$ 68.9**	$ 37.2	$ 76.4

*Includes the effect of a non-cash charge of $12.1 million, or $0.63 per share, for impaired goodwill (SFAS 142) associated with our fluid power business.

**Includes employee shareholders in the Applied Industrial Technologies Retirement Savings Plan.

2002 Business/Operational Highlights

- In fall 2001, Applied launched Fluid Power Connection[SM], a comprehensive catalog with a companion e-commerce site featuring more than 14,000 hydraulic and pneumatic products from 45 leading manufacturers. Fluid Power Connection is a unique nationwide catalog offering in-depth product and technical information to make buying decisions easier.
- Applied upgraded its capabilities to help customers manage their storeroom inventories with the introduction of AppliedSTORE® Plus. Now using new Web-based barcode technology, AppliedSTORE Plus provides real-time inventory information that allows customers to better understand and monitor maintenance procurement needs, resulting in reduced costs.
- In October 2001, Applied Mexico acquired Baleros Industriales, S.A. de C.V. (BISA), a bearings and power transmission products distributor based in Monterrey, Mexico. Included were BISA service centers located in Monterrey, Saltillo, Queretaro and Guadalajara. Together with the existing Applied Mexico facility in Mexico City, BISA enhances the company's abilities to serve customers in this important marketplace.
- Customers continued to honor Applied with significant supplier awards in fiscal 2002, reflecting the value provided by our associates, service centers and product specialists. Among them were American Fiber Resources, Coors Brewing Company, Landoll Corporation, Miller Brewing Company, Michigan Automotive Compressor, New United Motors Manufacturing, Inc., Vulcan Materials Company and many more.
- In response to market conditions, Applied consolidated, closed and opened a number of facilities during the fiscal year. At year's end, the company had a total of 449 operating facilities in North America.

To Our Shareholders

Fiscal 2002 demonstrated that Applied is a profitable, resilient and flexible company. We play a critical role in the North American industrial supply chain, and the strength of our business model has carried us through one of the most challenging business environments that we've experienced in decades.

A difficult industrial economy – compounded by the aftereffects of the September 11 terrorist attacks – resulted in lower demand for the products and services we sell. In response, we prudently adjusted our expense structure, managed assets carefully, maintained a strong balance sheet, and aggressively pursued new customers, market segments and delivery channels. While maintaining profitability, we chose not to implement across-the-board staffing reductions in order to protect the pool of talent and knowledge that is our foundation for future success.

While the financial results for fiscal 2002 were far from satisfying, we take pride in the "black ink" on our bottom line and in the strong infrastructure we continued to build in 2002 to serve customer needs in both good and bad economic times.

Financial Results

Sales in fiscal 2002 fell by 11.0 percent to $1.45 billion from $1.63 billion in the previous year. This reflected lower demand across the board by customers in virtually every industry we serve. Year-over-year declines in daily sales, which hovered in the 12 to 15 percent range early in the year, moderated, however, to about 6.6 percent in the fourth quarter.

Net income fell to $2.7 million, or $0.13 per share, in fiscal 2002. This compared with $28.0 million, or $1.41 per share, in fiscal 2001. Net income included the effect of a non-cash charge of $12.1 million, or $0.63 per share, in the first quarter of fiscal 2002 for impaired goodwill (as a result of our adoption of SFAS 142) associated with the fluid power business. Gross profit margin rose slightly in 2002 as we improved buying practices and increased our sales through catalog channels, improving the profitability of our product mix. While we did an excellent job of cost control, we did not offset fully the loss of operating margin from the decline in sales.

Our balance sheet remains healthy. Cash provided from operations continued to be excellent. The company generated $68.9 million during fiscal 2002, compared with $37.2 million in the previous year. The company has available the resources to take advantage of opportunities for potential acquisitions as well as to repurchase our shares. A strong cash position also allows us to reduce our debt levels and maintain our cash dividend in this business environment.



Bill L. Purser / David L. Pugh

Improving Operating Margins

In the quarters and years ahead, we are focused on improving Applied's operating margins – an objective that will benefit shareholders even if current economic conditions signal a slow return to sales growth.

Specifically, we are taking aggressive steps in three primary areas – pricing, purchasing and marketing. Some of these initiatives include:

- Improving internal pricing systems and training to ensure that each sales transaction generates an appropriate operating margin;
- Growing our catalog businesses, such as Maintenance America® and Fluid Power Connection℠;
- Unbundling services so we are appropriately compensated for the value we create for certain customers in areas such as logistics, consulting, engineering, design, maintenance management and storeroom management.


ANNUAL SALES
(Dollars in Billions)
$2.0
1.5
1.0
0.5
0.0
$1.52
$1.56
$1.60
$1.63
$1.45
1998
1999
2000
2001
2002

Built To Serve[SM]

Over the past several years, we have led a process to mold Applied into a multi-dimensional distributor built to serve the dynamic needs of customers of all sizes, types and preferences. The ongoing challenge is to identify new products and services that bring innovation and value, while making it easier for customers to do business with Applied. Our strategies and actions in this regard are described on pages 4-9 of this Annual Report. As we move along this path, Applied will become a more resourceful supplier to a wider range of industrial customers. This in turn is expected to stimulate new opportunities for growth in sales and earnings.

Share Repurchases

During fiscal 2002, the company repurchased 817,000 shares of its common stock. During the past four years, the company has repurchased more than 4.4 million shares. This represents approximately 19.5 percent of shares outstanding on July 1, 1998. At June 30, 2002, we had board authorization to repurchase an additional 540,000 shares.

Directors and Officers

Russel B. Every, former Chairman & CEO of The Lamson & Sessions Co. and a veteran Applied director, retired from our Board of Directors at the October 2001 Annual Meeting. Joining our Board of Directors in July 2002 were Peter A. Dorsman, Executive Vice President and Chief Operating Officer of Standard Register, and Edith Kelly-Green, Vice President and Chief Sourcing Officer at FedEx Express.

Three Applied officers assumed expanded responsibilities in fiscal 2002 as the corporate organization was streamlined. President & Chief Operating Officer Bill L. Purser added day-to-day oversight of the Industrial Products business unit, led by seven Area Vice Presidents. Fred D. Bauer was promoted to Vice President-General Counsel and Secretary. Michael L. Coticchia was promoted to Vice President-Human Resources and Administration.

Creating Shareholder Value

We are gratified that financial markets have recognized the inherent strength of Applied and its prospects for the future. Indeed, in these turbulent times for Corporate America, we are a company with a proven track record of success. Our shares significantly outperformed both the Dow Jones Industrial Average and the Standard & Poor's 500 in fiscal 2002. Total return to shareholders during the year was 5.4 percent, including both share price appreciation and dividend yield.

We look forward to accelerating our financial performance in an improved economy – an aspiration that would not be possible without the continued support of our customers, associates, vendors, communities and shareholders.

David L. Pugh
Chairman & Chief Executive Officer

Bill L. Purser
President & Chief Operating Officer

August 23, 2002

NET INCOME PER SHARE



$1.50
1.20
0.90
0.60
0.30
0.00
$1.38
$.93
$1.50
$1.41
$.13
1998
1999
2000
2001
2002

DEBT TO TOTAL CAPITALIZATION



35%
30
25
20
15
10
5
0
34.1%
30.0%
27.3%
26.7%
21.9%
1998
1999
2000
2001
2002

CASH PROVIDED FROM OPERATIONS
(Dollars in Millions)



$100
80
60
40
20
0
$1.2
$83.1
$76.4
$37.2
$68.9
1998
1999
2000
2001
2002

Built to SERVE℠



As a service company, Applied understands the critical importance of listening and being flexible to meet customers' specific requirements.

That's why we have adopted a multi-dimensional, value-added approach to delivering diverse products and services – so we can provide the right part at the right place at the right time and with the right level of support, no matter the nature of the customer's need.

As industrial companies consolidate their supplier bases and supply chains, Applied has created additional opportunities for customers to access our products and services. As a result, Applied today provides the opportunity to be the customers' premier value-added distributor.

OUR CORE VALUES

Applied's daily operations, actions and financial decisions are guided by Core Values that are consistently communicated and demonstrated across the organization. They are:

PROVIDING CUSTOMER SERVICE

For customers who want to buy a precise component to meet their immediate needs – often on an emergency, rush basis – Applied provides outstanding customer service. When a customer asks for a certain item ASAP, we have the capability to fulfill the order quickly and efficiently.

Applied exercises a highly disciplined approach to corporate purchasing, logistics and distribution systems and maintaining sales history so we can anticipate what parts a customer may need in conducting routine preventive maintenance, emergency repairs for a vital production line, or in sourcing components for original equipment manufacturing use. These orders can be placed through our service centers across North America in-person or via telephone, EDI, catalog or the Internet.

In many cases, orders are satisfied on a same-day basis from local stocks. Or they may be delivered to the customer's location overnight from one of Applied's nine strategically placed distribution centers in the U.S. and Canada.

Our commitment to operational excellence helps us continually improve our processes and maximizes our ability to serve our customers. We understand the value inherent in having the right part in stock, and in being able to deliver it to the customer on a timely basis.


Customer Service
Customer Satisfaction
Customer Success

- Honesty
- Integrity
- Caring/Fairness
- Openness
- Quality Dedication
- Promise Keeping
- Personal Mastery

ACHIEVING CUSTOMER SATISFACTION

Some customers want more from their industrial distributor than simply filling an order properly. Their production challenges require expertise, knowledge and the availability of technical services to identify, prevent and solve problems.

As a value-added distributor, Applied has invested significant resources over the past decade to build a highly skilled organization. Our people are able to understand complex production processes, recognize the critical problems that keep customers up at night, and continue to identify and offer opportunities with new technology to improve those processes.

Our market research indicates that Applied receives high marks from customers for its expert service and technical knowledge. That's no accident. Every year Applied associates receive technical training that makes them better equipped to provide world-class customer service. We're known as the "go-to" company for customers who have a technical problem or need expert advice.

The company offers a growing number of services to customers on a fee basis. These include shop services, such as fabrication and repair; fluid power system design and assembly through our group of regional fluid power companies; and systems integration. (See pages 8-9 for a discussion of Applied's service capabilities.)

CREATING CUSTOMER SUCCESS

We know our success as a business is directly tied to our customers' success. To that end, we surveyed more than 2,000 customer accounts during the last twelve months, benchmarking our ability to serve their needs. Those customers shared that their most critical needs are on-time delivery of product, product knowledge of our staff, product availability, and speed of our order processing.

These four key benchmarks are the focus of our continuous improvement efforts. Not coincidentally, our research shows that we outperform all of our direct competitors in these categories. We earn our business with our customers every day by delivering products on-time, by giving them the expert advice they depend on, and by having the right parts available when they're needed.

In short, customers' success – and our success – means having the right part, at the right place, at the right time.

BuiltSERVE℠

NON-TRADITIONAL CHANNELS

Applied today is providing unprecedented choice to customers in the way they access our products and services.



- Our network of industrial products service centers in major markets across the U.S., Canada, Mexico and Puerto Rico serves as home base for account managers and customer sales and service representatives who interact with customers one-on-one and provide access to local inventories of the most needed components.

- Seven fluid power businesses serve customers regionally with leading fluid power products and services, including design and systems integration.

- AppliedACCESS® (*applied-access.com*) is an industry-leading e-commerce site rich in content and functionality. Customers can log-on 24/7 to access and quickly search more than 1.7 million SKUs (even if they don't have a part number), place orders, check order status, review previous orders and research product details and attributes – all the while reducing paperwork and saving time.

- Maintenance America®, a catalog launched in 2000 to enthusiastic customer acceptance, contains more than 19,000 specialty maintenance items from 75 manufacturers. Orders can be placed by phone or through its Web site, *maintenanceamerica.com*.

- Fluid Power Connection℠ is a comprehensive new catalog with more than 14,000 hydraulic and pneumatic products from 45 leading manufacturers. It also has an online companion site – *fluidpowerconnection.com*. Fluid Power Connection differs from standard product catalogs in that it contains detailed visuals of how a component fits into an entire system.

- Applied's inventories also can be accessed – and orders placed – through a variety of technology platforms and plant maintenance systems used by customers, including the iProcure system from Datastream.


Maintenance America
CATALOG
Applied
Providing Maintenance Solutions & Supp
ADHESIVES
Mfg Part Num
Search Or Add To Cart By
Mfg Part Number



APPLIED BRINGS REAL-TIME PURCHASING INTEGRATION TO BOTTLING OPERATION

Applied has helped a leading beverage bottler, with plants across the country, tap the benefits of purchasing maintenance repair operations (MRO) components online. Applied has fully integrated its AppliedACCESS Internet procurement system with the bottling company's enterprise resource planning (ERP) system in 19 bottling plants in the United States, eliminating the need to phone in or fax individual purchase orders.

Prior to the new procurement process, plant personnel relied on the company's maintenance management software system to generate purchase orders based on parts usage. Employees not only had to approve purchases on an item-by-item basis, they had to contact multiple suppliers, place the orders and oversee the payment process.



With the advent of AppliedACCESS, items now are simply placed in an electronic shopping cart – the system approves and generates the purchase order, acknowledges delivery and generates timely payment.

Directly integrating AppliedACCESS with the customer's ERP system offers a host of additional advantages. From a labor standpoint, it eliminates the need to create and update content files. Users go directly to AppliedACCESS to research parts, order, view order history, check inventory levels and more.

From a financial standpoint, direct integration helps control maverick spending. Like so many manufacturers contracting with fewer suppliers, this innovative bottling company now has more incentive to buy more parts from a single source and realize the inherent savings.

APPLIED CATALOGS BRING CONVENIENCE FOR CUSTOMERS

All across the U.S., the Maintenance America and Fluid Power Connection catalogs have provided new opportunities to present products to customers and to reinforce Applied as a preferred supplier for a wide range of equipment and components.

A cookie manufacturer in Oregon, for example, saw two-way radios in Maintenance America. The plant manager called a local Applied service center for a demonstration because his existing radio system didn't work properly in some areas of the building. After a successful two-week trial period, the customer ordered 13 radios from the catalog.

In Chicago, a steel slitting plant was being inundated with calls from sales representatives offering individual products such as gloves, storage bins, tools and hand cleaner. When the Applied account manager showed the customer that all these items – and more – were available from Maintenance America, the catalog became a convenient way for the customer to consolidate vendors and reduce purchasing transaction costs.

When the maintenance planner at a Pacific Northwest paper mill saw the selection of ladders in a Maintenance America catalog delivered by his Applied account manager, he couldn't believe the attractive prices. He immediately bought four. When that delivery arrived, the customer bought four more, and then another four. Savings on a wide range of items bring him back to the pages of Maintenance America.

Fluid Power Connection is proving beneficial to customers for its product selection, as well as its presentation of useful technical data. Case in point: The maintenance supervisor at a corrugated paper plant in New York contacted an Applied account manager and fluid power marketing manager because of issues with contamination in pneumatic valves and air supply lines.

The problem was traced to an ineffective air dryer in the current production line. The Fluid Power Connection catalog provided technical information (including a detailed system drawing) about an air dryer that would work better than the one currently in place. The catalog also made the customer aware of the selection of valves in-stock at Applied (compared with the six-week wait the customer had come to expect for valve deliveries from overseas).





BuiltSERVE℠

INCREASING CAPABILITIES FOR THE CUSTOMER

Applied has developed a portfolio of specialized services that support customer needs beyond sourcing products. Many are offered on a fee-for-service basis, based upon Applied's product application knowledge. These services help make a customer more efficient, productive and profitable – underscoring the value we deliver and building long-term customer relationships.

- Storeroom Services help Applied's customers free up working capital by reducing unnecessary on-site inventory levels. We analyze usage data, identify and eliminate excess parts, automate the replenishment process using barcode technology and handle storeroom management functions as an outsource partner. The newest tool in our arsenal is AppliedSTORE® Plus, a unified inventory management system that manages a single storeroom, multiple storerooms or a network of storerooms across multiple plant locations. The system helps organize, stock, track and deliver more than two million maintenance parts and components. The system also lets users integrate their entire inventory, including products not traditionally sold by Applied.


Industry Specialists
Product Specialists
Manufacturer Engineers
Specialty Services
Regional
Territory Manager, Regional Manager
Area Vice President
National
Strategic Alliance Manager
Local
Account Representative
Customer Sales & Service Representative
Service Center Manager
Customer



- Applied's Engineered Systems & Automation (ESA) division is a "smart integrator" of mechanical and electrical systems and functions. ESA's services to customers include evaluative and creative system design, quality fabrication, documentation, installation/start-up, training and ongoing system support.

- iSource Performance Materials, a specialty chemical distributor of regulated products, is a joint venture between Applied and Hall Holdings, Inc., a certified minority-owned business. Through iSource, Applied customers can source regulated products requiring special documentation, shipping and handling.

- Shop services are available to customers requiring rubber fabrication, product assembly or mechanical, fluid power or industrial rubber repairs.

- In-plant services provided by Applied include supporting customers' predictive and preventive maintenance needs in areas such as balancing, condition monitoring, lubrication analysis, mechanical and laser alignment and thermography.

APPLIED HELPS LOUISIANA-PACIFIC IMPROVE STOREROOM EFFICIENCY

AppliedSTORE Plus has helped Louisiana-Pacific Corporation (LP) operate more efficiently, avoid plant downtime and reduce transaction costs in routine purchasing of maintenance and repair components.

The Portland, Oregon-based building products manufacturer was among the first customers to adopt the initial version of AppliedSTORE. It also served as a beta site for testing of PC-based enhancements as the system evolved into AppliedSTORE Plus.

"Like most manufacturing companies, our storeroom management wasn't at the level it could be," said Jim Nelson, LP's corporate supply manager for MRO. "For example, we were not managing power transmission inventories in some of our operations prior to the implementation of AppliedSTORE. Before then, we would buy whatever the internal customer requisitioned. The replenishment quantity was based on individual estimations, rather than quantifiable data. Thus, we found measurable excess in expenses and heightened risk of downtime due to the lack of inventory management practices."

For a company like LP, with storerooms nationwide containing as many as 100,000 SKUs of components, the cost to carry and manage inventories is significant. AppliedSTORE Plus helps LP know in real time what's on-hand, what needs to be re-ordered, and what can be returned. Replenishing inventories now is an automated, paperless process, with orders channeled through the AppliedACCESS® e-commerce site.



"Over the years we've worked with Applied, we've gone from being buyers to supply managers," Nelson said.

Particularly important is AppliedSTORE's ability to help LP maintain critical parts in local inventory to repair a manufacturing line when it breaks instead of leaving an entire plant idle while waiting for parts to arrive.

"Overall, our approach to managing inventory is much more sophisticated than before," Nelson said. "Our people have learned how to use technology to our benefit."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended June 30, 2002 vs. 2001

Net sales in 2002 decreased to $1.45 billion or 11% below the $1.63 billion generated in 2001. This decrease was primarily due to the slowdown in U.S. industrial activity. Sectors hardest hit by the slowdown include the industrial machinery and equipment, durable goods and the electronic equipment industries, all more than 20% below prior year sales levels. These sales decreases were partially offset by stronger sales in the food products and automotive sectors. The Company does not expect inflation to have a material impact on future revenues.

Gross margin (net sales less cost of sales) for the year increased slightly from 25.2% in 2001 to 25.3% in 2002. The 2002 margin was higher than in the prior year due to improved buying practices and increased sales through catalog channels which improved the profitability of our product mix.

Selling, distribution and administrative (SD&A) expenses were approximately $19.4 million lower than in the prior year. The decreased amounts were due to lower incentive and employee benefit expenses attributable to the lower sales volumes, better overall expense management and additional operational efficiencies. SD&A as a percentage of sales was 23.1% in 2002 versus 21.8% in 2001. The increase in SD&A as a percent of sales was due to the lower overall sales noted above.

Operating income decreased to $30.8 million in 2002 from $55.0 million in 2001. As a percent of sales, operating income decreased to 2.1% in 2002 from 3.4% in 2001. The $24.2 million decline in operating income was due to the sales decrease noted above.

Interest expense, net for 2002, decreased $2.4 million or 26.0% compared with the prior year primarily as a result of a decrease in average borrowings related to strong cash flows from operations and lower interest rates.

Income tax expense as a percentage of income before income taxes decreased to 37.9% in 2002 from 38.1% in 2001. The decrease in the effective tax rate resulted from a reduction in the impact of non-deductible items offset somewhat by higher effective state and local income tax rates.

Net income before the cumulative effect of the accounting change for the fiscal year ended June 30, 2002, decreased $13.3 million or 47.4% from the prior year. Net income per share before the cumulative effect of the accounting change decreased 46.1% to $.76 in 2002 from $1.41 in 2001 primarily due to the factors described above.

In connection with the adoption of Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets", the Company recorded a non-cash impairment charge totaling $12.1 million, after tax, or $.63 per share as a change in accounting principle effective July 1, 2001. This charge wrote-off all of the remaining goodwill relating to the Company's fluid power business. (See Note 1 to the Consolidated Financial Statements).

The number of associates was 4,508 at June 30, 2002 and 4,789 at June 30, 2001.

Year Ended June 30, 2001 vs. 2000

Net sales in 2001 increased to $1.63 billion or 1.5% over the $1.60 billion generated in 2000. This increase was primarily due to the acquisition of the operations of Dynavest to form Applied Industrial Technologies Ltd. of Canada, and the acquisition of Air Draulics Engineering Co. (see Note 2 to Consolidated Financial Statements). The increase in sales from these acquisitions offset the decline in sales of the Company's existing U.S. operations during the year.

Gross margin for the year increased from 24.5% in 2000 to 25.2% in 2001 primarily due to improved buying practices as well as a better product mix.

Selling, distribution and administrative expenses increased in 2001 as a percentage of sales to 21.8% from 20.8% in 2000. Total SD&A was approximately $20.5 million higher than in the prior year. The increase was primarily due to the operating expenses for our newly acquired operations and increased bad debt expense due to the slowing industrial economy. This increase was partially offset by lower incentive compensation costs.

Operating income decreased to $55.0 million in 2001 from $57.8 million in 2000. As a percent of sales, operating income decreased to 3.4% in 2001 from 3.6% in 2000. The $2.8 million reduction in operating income was primarily due to the increase in SD&A expenses discussed previously.

Interest expense, net for 2001, increased $1.6 million or 21.2% compared with the prior year primarily as a result of the increased average daily borrowing to fund the Company's Canadian acquisition.

Income tax expense as a percentage of income before income taxes decreased to 38.1% in 2001 from 38.6% in 2000. The decrease in the effective tax rate resulted from lower effective state, local and Canadian tax rates.

Net income for the fiscal year ended June 30, 2001 decreased $3.0 million or 9.7% from the prior year. Net income per share decreased 6.0% to $1.41 in 2001 from $1.50 in 2000 primarily due to the factors described above.

The number of associates was 4,789 at June 30, 2001 and 4,847 at June 30, 2000.

Liquidity and Capital Resources

The Company generated $68.9 million of cash from operating activities in 2002 compared to $37.2 million in 2001. The primary reason for the increase relates to the reduction of the Company's inventories and accounts receivable balances.

Cash used by investing activities decreased approximately $4.5 million in 2002 compared with 2001. The decrease is primarily due to a reduction in acquisition activity from the previous year.

Cash used in financing activities was $51.1 million in 2002 compared to $22.3 million in 2001. The primary reason for the increase was the additional cash generated from operating activities used for debt reduction and stock repurchases. During 2002, the Company repaid $30.7 million of long-term debt and repurchased 0.8 million shares of its common stock for $14.3 million.

The Company is obligated for rental payments for operating leases on 261 of its facilities. See Note 10 to the Consolidated Financial Statements for annual rental commitments.

Working capital at June 30, 2002 was $250.6 million compared to $279.0 million at June 30, 2001. The current ratio was 2.9 and 3.2 at June 30, 2002 and 2001, respectively. These decreases are primarily due to reduction in year-end inventory and accounts receivable balances.

Capital resources are obtained from income retained in the business, borrowings under the Company's lines of credit, revolving credit agreement and long-term debt facilities and from operating lease arrangements.

See Note 5 to the Consolidated Financial Statements for details regarding the outstanding debt amounts as of June 30, 2002. Average combined short-term and long-term borrowing was $103.0 million in 2002 and $117.5 million in 2001. The weighted average interest rate on borrowings under revolving credit facilities decreased to 3.7% in 2002 from an average rate of 6.2% in 2001. The weighted average interest on borrowings under other long-term debt agreements, net of the benefits received from interest rate swap agreements, was 5.5% in 2002 and 7.1% in 2001, respectively.

The Company has a committed revolving credit agreement expiring November 2003 with a group of lending institutions. This agreement provides for unsecured borrowings of up to $150.0 million. The Company has no outstanding borrowings under this facility at June 30, 2002. Unused capacity under this facility of $144.8 million is available to fund future acquisitions or other capital and operating requirements.

The Company also has an agreement with a commercial bank for an unsecured $15.0 million uncommitted line of credit. The Company had no outstanding borrowings under this facility at June 30, 2002.

In October 2000, the Company entered into an agreement with the Prudential Insurance Company of America for an uncommitted shelf facility to borrow up to $100.0 million in additional long-term financing, at the Company's sole discretion, with terms of up to twelve years. The Company had no outstanding borrowings under this facility at June 30, 2002.

The Board of Directors has authorized the repurchase of shares of the Company's common stock to fund employee benefit programs, stock option and award programs and for other corporate purposes. These purchases can be made in open market or negotiated transactions. The Company acquired approximately 0.8 million shares of its common stock for $14.3 million during the year ended June 30, 2002. The Company has remaining authorization to repurchase 0.5 million shares as of June 30, 2002.

Management expects that capital resources provided from operations, available lines of credit, long-term debt and operating leases will be sufficient to finance normal working capital needs, acquisitions, enhancement of facilities and equipment and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained if desired.

Critical Accounting Policies

Allowances for Slow-Moving and Obsolete Inventories

The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant, as the vast majority of the Company's inventories are eligible for credit under various supplier return programs. While the Company has no reason to believe its inventory return privileges and programs will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

Allowances for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments that the Company serves could result in higher than expected defaults, and, therefore, the need to increase estimates for bad debts.

Goodwill Accounting

The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets", effective July 1, 2001. Goodwill is no longer amortized but rather is evaluated at least annually for impairment. The Company utilizes discounted cash flow models and relevant market multiples for comparable businesses to determine fair value used in the goodwill impairment evaluation. Management's estimates of fair value are based upon factors such as projected future sales, price increases, and other uncertain elements requiring significant judgments. While the Company uses the best available information to prepare its estimates and perform impairment evaluations, actual results could differ significantly, resulting in the future impairment of recorded goodwill balances.

Supplier Purchasing Programs

The Company earns inventory purchase rebates under arrangements with certain suppliers. The Company accrues for the receipt of inventory purchase rebates based on cumulative purchases of inventory. While management believes the Company will continue to receive such amounts, there can be no assurance that suppliers will continue to provide comparable amounts of rebates in the future.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

Other Matters

In August 2001, the Financial Accounting Standards Board issued SFAS 144, "Accounting for Impairment or Disposals of Long-Lived Assets". The Company will adopt SFAS 144 as of July 1, 2002, but does not believe the statement will have a material impact on the consolidated financial statements.

Cautionary Statement Under Private Securities Litigation Reform Act

This Annual Report to Shareholders, including Management's Discussion and Analysis, contains statements that are forward-looking, based on management's current expectations about the future. Forward-looking statements are often identified by qualifiers such as "expect", "believe", "intend", "will", and similar expressions. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations and releases.

Readers are cautioned not to place undue reliance on any forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. In addition, the Company undertakes no obligation publicly to update or revise any forward-looking statements, whether because of new information or events, or otherwise.

Important risk factors include, but are not limited to, the following: changes in the economy or in specific customer industry sectors; reduction in manufacturing capacity in the Company's targeted geographic markets due to consolidation in customer industries or the transfer of manufacturing capacity to foreign countries; changes in interest rates; changes in customer procurement policies and practices; changes in product manufacturer sales policies and practices; the availability of products and labor; changes in operating expenses; the effect of price increases or decreases; the variability and timing of business opportunities including acquisitions, alliances, customer agreements and supplier authorizations; the Company's ability to realize the anticipated benefits of acquisitions and marketing and other business strategies, including electronic commerce and catalog initiatives; the incurrence of additional debt and contingent liabilities in connection with acquisitions; changes in accounting policies and practices; the effect of organizational changes within the Company; the emergence of new competitors, including firms with greater financial resources than the Company; risks and uncertainties associated with the

Company's expansion into foreign markets, including inflation rates, recessions, and foreign currency exchange rates; adverse results in significant litigation matters; adverse regulation and legislation; and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, fires, floods and accidents).

Quantitative And Qualitative Disclosures About Market Risk

We have evaluated the Company's exposure to various market risk factors, including but not limited to, interest rate, foreign currency exchange and commodity price risks. The Company is primarily affected by market risk exposure through the effect of changes in interest rates. The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit agreement and interest rate swaps. While there were no variable rate borrowings under its committed revolving credit agreement at June 30, 2002, the Company effectively converted its $50.0 million of 6.6% fixed rate debt to a variable rate based on LIBOR through the use of an interest rate swap with a high credit quality major commercial bank. Terms and settlement dates of the swap mirrored terms of the 6.6% senior unsecured term notes and the swap was designated as a fair value hedge. The fair value changes in the swap were fully offset in interest expense by the corresponding change in the notes. In August 2002, the Company terminated this swap agreement for a favorable settlement of $2.8 million. This gain will be amortized as a reduction in interest expense, over the remaining life of the notes which mature in December 2007.

The Company mitigates its foreign currency exposure from the Canadian dollar through the use of cross currency swap agreements as well as of foreign-currency denominated debt. Hedging of the U.S. dollar denominated debt used to fund a substantial portion of the Company's net investment in its Canadian operations is accomplished through the use of cross currency swaps. Any gain or loss on the hedging instrument offsets the gain or loss on the underlying debt. Translation exposures with regard to our Mexican business are not hedged, because our Mexican activity is not material at this time. The impact on the Company's future earnings from exposure to changes in foreign currency exchange rates is expected to be immaterial.

Statements of Consolidated Income

(In thousands, except per share amounts)	2002	2001	2000
		Year Ended June 30	
Net Sales	$ 1,446,569	$ 1,625,755	$ 1,601,084
Cost of sales	1,080,879	1,216,456	1,209,494
	365,690	409,299	391,590
Selling, distribution and administrative	334,856	354,298	333,811
Operating Income	30,834	55,001	57,779
Interest Expense	7,078	9,386	7,774
Interest Income	(340)	(281)	(262)
Other, net	341	548	(281)
	7,079	9,653	7,231
Income Before Income Taxes	23,755	45,348	50,548
Income Tax Expense	9,000	17,300	19,500
Income Before Cumulative Effect of Accounting Change	14,755	28,048	31,048
Cumulative effect of accounting change	(12,100)		
Net Income	$ 2,655	$ 28,048	$ 31,048
Net Income Per Share - Basic			
Before cumulative effect of accounting change	$ 0.77	$ 1.43	$ 1.52
Cumulative effect of accounting change	(0.63)		
Net Income Per Share - Basic	$ 0.14	$ 1.43	$ 1.52
Net Income Per Share - Diluted			
Before cumulative effect of accounting change	$ 0.76	$ 1.41	$ 1.50
Cumulative effect of accounting change	(0.63)		
Net Income Per Share - Diluted	$ 0.13	$ 1.41	$ 1.50

See notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands)	June 30 2002	2001
Assets		
Current assets		
Cash and temporary investments	**$ 23,060**	$ 13,981
Accounts receivable, less allowances of $5,600 and $5,400	**180,904**	190,935
Inventories	**166,083**	191,570
Other current assets	**11,011**	9,974
Total current assets	**381,058**	406,460
Property - at cost		
Land	**11,779**	12,121
Buildings	**69,131**	68,840
Equipment	**83,414**	84,478
	164,324	165,439
Less accumulated depreciation	**81,229**	75,176
Property - net	**83,095**	90,263
Goodwill	**46,410**	62,021
Other assets	**24,003**	20,110
Total Assets	**$ 534,566**	$ 578,854
Liabilities		
Current liabilities		
Accounts payable	**$ 76,316**	$ 75,896
Compensation and related benefits	**27,277**	23,749
Other current liabilities	**26,821**	27,814
Total current liabilities	**130,414**	127,459
Long-term debt	**83,478**	113,494
Other liabilities	**22,527**	26,383
Total Liabilities	**236,419**	267,336
Shareholders' Equity		
Preferred stock - no par value; 2,500 shares authorized; none issued or outstanding		
Common stock - no par value; 50,000 shares authorized; 24,096 shares issued	**10,000**	10,000
Additional paid-in capital	**84,517**	84,221
Income retained for use in the business	**279,046**	285,661
Treasury shares - at cost (4,893 and 4,449 shares)	**(74,900)**	(66,227)
Unearned restricted common stock compensation	**(832)**	(1,955)
Accumulated other comprehensive income (loss)	**316**	(182)
Total Shareholders' Equity	**298,147**	311,518
Total Liabilities and Shareholders' Equity	**$ 534,566**	$ 578,854

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

(In thousands)	Year Ended June 30 2002	2001	2000
Cash Flows from Operating Activities			
Net income	**$ 2,655**	$ 28,048	$ 31,048
Adjustments to reconcile net income to cash provided by operating activities:			
Cumulative effect of accounting change	**12,100**		
Depreciation	**15,294**	16,364	17,500
Deferred income taxes	**(5,000)**	(1,800)	(2,886)
Amortization of restricted common stock compensation, goodwill and other intangible assets	**2,254**	6,145	5,488
Provision for losses on accounts receivable	**4,488**	6,995	3,058
Gain on sale of property	**(1,327)**	(1,080)	(460)
Treasury shares contributed to employee benefit and deferred compensation plans	**2,977**	6,529	3,819
Changes in current assets and liabilities, net of acquisitions:			
Accounts receivable	**7,237**	15,869	(7,606)
Inventories	**27,020**	(8,522)	1,138
Other current assets	**(688)**	(1,908)	(944)
Accounts payable	**420**	(17,691)	14,751
Accrued expenses	**1,518**	(11,732)	11,538
Net Cash provided by Operating Activities	**68,948**	37,217	76,444
Cash Flows from Investing Activities			
Property purchases	**(10,050)**	(11,731)	(9,510)
Proceeds from property sales	**3,610**	4,251	5,338
Net cash paid for acquisition of businesses, net of cash acquired of $812 in 2001	**(2,574)**	(5,491)	(34,522)
Deposits and other	**274**	(310)	(294)
Net Cash used in Investing Activities	**(8,740)**	(13,281)	(38,988)
Cash Flows from Financing Activities			
Repayments under revolving credit agreements - net	**(19,312)**	(12,246)	(2,403)
Long-term debt borrowings		25,000	
Long-term debt repayments	**(11,429)**	(11,428)	(11,429)
Purchases of treasury shares	**(14,318)**	(15,501)	(20,833)
Dividends paid	**(9,270)**	(9,532)	(9,929)
Exercise of stock options	**3,200**	1,403	301
Net Cash used in Financing Activities	**(51,129)**	(22,304)	(44,293)
Increase (decrease) in cash and temporary investments	**9,079**	1,632	(6,837)
Cash and temporary investments at beginning of year	**13,981**	12,349	19,186
Cash and Temporary Investments at End of Year	**$ 23,060**	$ 13,981	$ 12,349
Supplemental Cash Flow Information			
Cash paid during the year for:			
Income taxes	**$ 8,182**	$ 22,080	$ 21,359
Interest	**$ 6,205**	$ 8,595	$ 7,247

See notes to consolidated financial statements.

Statements of Consolidated Shareholders' Equity

(In thousands, except per share amounts)	Shares of Common Stock Outstanding	Common Stock	Additional Paid-in Capital	Income Retained for Use in the Business	Treasury Shares-at Cost	Unearned Restricted Common Stock Compensation	Accumulated Other Comprehensive Income (loss)	Total Shareholders' Equity
	For the Years Ended June 30, 2002, 2001 and 2000							
Balance at July 1, 1999	21,101	$10,000	$82,599	$246,026	$(40,140)	$(4,899)		$293,586
Net income				31,048				31,048
Cash dividends - $.48 per share				(9,929)				(9,929)
Purchases of common stock for treasury	(1,280)				(20,833)			(20,833)
Treasury shares issued for:								
Retirement Savings Plan contributions	210		493		2,921			3,414
Exercise of stock options	22		7		294			301
Deferred compensation plans	25		66		339			405
Amortization of restricted common stock compensation			62			1,192		1,254
Other			85					85
Balance at June 30, 2000	20,078	10,000	83,312	267,145	(57,419)	(3,707)		299,331
Net income				28,048				28,048
Minimum pension liability							$(285)	(285)
Cash flow hedge and other							103	103
Total comprehensive income								**27,866**
Cash dividends - $.48 per share				(9,532)				(9,532)
Purchases of common stock for treasury	(891)				(15,501)			(15,501)
Treasury shares issued for:								
Retirement Savings Plan contributions	309		882		4,516			5,398
Exercise of stock options	110		(201)		1,604			1,403
Deferred compensation plans	67		180		951			1,131
Forfeiture of restricted common stock compensation	(26)		(286)		(378)	664		
Amortization of restricted common stock compensation			58			1,088		1,146
Other			276					276
Balance at June 30, 2001	19,647	10,000	84,221	285,661	(66,227)	(1,955)	(182)	311,518
Net income				2,655				2,655
Minimum pension liability							285	285
Cash flow hedge and other							213	213
Total comprehensive income								**3,153**
Cash dividends - $.48 per share				(9,270)				(9,270)
Purchases of common stock for treasury	(817)				(14,318)			(14,318)
Treasury shares issued for:								
Retirement Savings Plan contributions	148		434		2,243			2,677
Exercise of stock options	226		(183)		3,383			3,200
Deferred compensation plans	14		52		248			300
Forfeiture of restricted common stock compensation	(15)		(76)		(229)	305		
Amortization of restricted common stock compensation			(169)			818		649
Other			238					238
Balance at June 30, 2002	19,203	$10,000	$84,517	$279,046	$(74,900)	$(832)	$316	$298,147

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended June 30, 2002, 2001 and 2000

(Dollar amounts in thousands, except per share amounts)

NOTE 1 > BUSINESS AND ACCOUNTING POLICIES

Business

The Company is one of North America's leading distributors of industrial and fluid power products and systems. Industrial products include bearings and seals, linear motion products, power transmission products, industrial rubber products, general maintenance products and related specialty items. Fluid power includes hydraulic, pneumatic, lubrication and filtration components and systems. The Company also provides mechanical, electrical, rubber shop and fluid power services as well as material handling components and systems. The Company offers technical application support for these products and provides creative solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company's sales are in the maintenance and replacement markets to customers in a wide range of industries, principally in North America.

Consolidation

The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in businesses in which the Company does not have control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method of accounting. The financial statements of the Company's Canadian subsidiaries are included in the consolidated financial statements based upon their fiscal year ended May 31.

Foreign Currency

The financial statements of the Company's Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at the exchange rates as of year-end, while income statement amounts are translated at average monthly exchange rates. Translation gains and losses are included as components of accumulated other comprehensive income in shareholders' equity. Transaction gains and losses are included in the statements of consolidated income and were not material.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

Cash and Temporary Investments

The Company considers all temporary investments with maturities of three months or less to be cash equivalents.

Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets." Effective July 1, 2001, the Company adopted this standard. Under SFAS 142, goodwill is no longer amortized, but is tested for impairment upon adoption and at least annually thereafter. The Company's other intangible assets relate to non-competition agreements and continue to be amortized over the lives of the agreements which primarily are five years. The non-competition agreements are included in other assets.

In accordance with SFAS 142, the Company discontinued the amortization of goodwill effective July 1, 2001. Had goodwill amortization not been recorded in the years ended June 30, 2001 and 2000, operating income would have increased to $58,471 and $60,683; net income to $30,902 and $33,474; and net income per share to $1.55 and $1.62, respectively.

For purposes of completing impairment testing upon adoption of SFAS 142, the Company determined the fair value of its reporting units utilizing discounted cash flows models and relative market multiples for comparable businesses. The Company compared the fair value of each of its reporting units to its carrying value. This evaluation indicated that goodwill associated with its fluid power business was impaired. This impairment is primarily attributed to a downturn in the industrial economy in the years following the Company's fluid power business acquisitions. A non-cash charge totaling $17,600, $12,100 after tax, was recorded as the cumulative effect of a change in accounting principle effective July 1, 2001 to write-off the remaining goodwill relating to the fluid power business.

The changes in the carrying amount of goodwill for the years ended June 30, 2002 and 2001, are as follows:

	Service Center Based Distribution Segment	Fluid Power Business	Total
Balance at July 1, 2000	$47,552	$15,157	$62,709
Goodwill of acquired businesses		3,500	3,500
Adjustments of preliminary goodwill of prior year acquisition	(524)		(524)
Amortization	(2,413)	(1,057)	(3,470)
Currency translation adjustment	(194)		(194)
Balance at June 30, 2001	44,421	17,600	62,021
Transitional impairment loss		(17,600)	(17,600)
Goodwill of acquired businesses	1,989		1,989
Balance at June 30, 2002	$46,410	$ 0	$46,410

As of June 30, 2001, prior to adoption of SFAS 142, accumulated goodwill amortization totaled $13,069.

Inventories

Domestic inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method, and foreign inventories are valued using the average cost method. See Note 3 for further information regarding inventories.

Depreciation

Depreciation of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets. Buildings and related improvements are depreciated over 10 to 30 years and equipment over 3 to 8 years.

Revenue Recognition

Sales are recognized when products are shipped or delivered to the customer.

Income Taxes

Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes giving consideration to enacted tax laws.

Net Income Per Share

The following is a computation of the basic and diluted earnings per share:

	Year Ended June 30		
	2002	2001	2000
Net Income			
Income Before Cumulative Effect of Accounting Change	**$14,755**	$28,048	$31,048
Cumulative effect of accounting change	**(12,100)**		
Net Income	**$ 2,655**	$28,048	$31,048
Average Shares Outstanding			
Weighted average common shares outstanding for basic computation	**19,079**	19,589	20,439
Dilutive effect of stock based options and awards	**338**	335	248
Weighted average common shares outstanding for dilutive computation	**19,417**	19,924	20,687
Net Income Per Share - Basic			
Before cumulative effect of accounting change	**$ 0.77**	$ 1.43	$ 1.52
Cumulative effect of accounting change	**(0.63)**		
Net Income Per Share – Basic	**$ 0.14**	$ 1.43	$ 1.52
Net Income Per Share – Diluted			
Before cumulative effect of accounting change	**$ 0.76**	$ 1.41	$ 1.50
Cumulative effect of accounting change	**(0.63)**		
Net Income Per Share – **Diluted**	**$ 0.13**	$ 1.41	$ 1.50

New Accounting Standard

In August 2001, the Financial Accounting Standards Board issued SFAS 144, "Accounting for Impairment or Disposals of Long-Lived Assets". The Company will adopt SFAS 144 as of July 1, 2002, but does not believe the statement will have a material impact on the consolidated financial statements.

NOTE 2 > BUSINESS COMBINATIONS

During the year ended June 30, 2002, the Company acquired the stock of a Mexican distributor of bearing and power transmission products for $3,200. Results of the business operations are included in our Service Center Based Distribution segment. Non-tax deductible goodwill of $1,989 and other intangible assets, primarily non-competition agreements of $350, were recognized in connection with this combination.

During the year ended June 30, 2001, the Company acquired the stock of Air Draulics Engineering Company, a U.S. based distributor of fluid power products, for $7,300. Goodwill, based on allocations of fair values to assets and liabilities acquired, of $3,500 was recognized in connection with this combination.

Effective June 1, 2000, the Company acquired certain assets of Dynavest Corporation, a Canadian distributor of bearings, power transmission, fluid power and industrial rubber products. In December 1999, the Company acquired certain assets of a U.S. based distributor of bearings and power transmission components. The total purchase price of these acquisitions was $37,803, including notes payable to the sellers totaling $3,282. The Canadian acquisition's operating results have been included in the Company's consolidated income statement from the beginning of fiscal 2001. The Company recorded goodwill totaling $6,800 from these acquisitions, representing the excess of the purchase price over assets acquired.

Results of operations of all of the above acquisitions, which have all been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates. The results of operations for these acquisitions are not material for all years presented.

NOTE 3 > INVENTORIES

Inventories consist of the following:

	June 30	
	2002	2001
U.S. inventories at current cost	**$259,145**	$283,215
Foreign inventories at average cost	**18,527**	17,250
	277,672	300,465
Less: Excess of current cost over LIFO cost for U.S. inventories	**111,589**	108,895
Inventories on consolidated balance sheet	**$166,083**	$191,570

Reductions in inventories during the fiscal year ended June 30, 2002 resulted in liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the year ended June 30, 2002 increased gross profit by $915, net income by $546 and diluted net income per share by $.03.

NOTE 4 > OTHER BALANCE SHEET INFORMATION

Other assets consist of the following:

	June 30	
	2002	2001
Deferred tax assets – non-current	**$13,032**	$ 6,789
Deposits and investments	**3,634**	3,624
Non-competition agreements, net of accumulated amortization of $7,044 and $5,393	**1,874**	3,092
Other	**5,463**	6,605
Total	**$24,003**	$20,110

Substantially all investments have fair values approximately equal to their carrying values. Amortization expense for the non-competition agreements totaled $1,651 in 2002 and $1,587 in 2001. Estimated amortization expense is $640 for 2003; $480 for 2004; $370 for 2005 and $384 after 2005.

Other current liabilities consist of the following:

	June 30	
	2002	2001
Accrued income and other taxes	**$ 9,689**	$ 4,610
Accrued self insurance liabilities	**5,008**	4,907
Deferred tax liabilities – current	**1,950**	5,573
Other	**10,174**	12,724
Total	**$26,821**	$27,814

NOTE 5 > DEBT

The Company has a committed revolving credit agreement expiring November 2003 with a group of banks. This agreement provides for unsecured borrowings of up to $150,000 at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. The Company had no borrowings outstanding under this facility at June 30, 2002. Fees on this facility range from .12% to .40% per year on the average amount of the total revolving credit commitments during the year. This facility enables the Company to refinance short-term debt on a long-term basis. Accordingly, the current portion of long-term borrowings intended to be refinanced are classified as long-term debt. Unused lines under this facility totaling $144,805 are available to fund future acquisitions or other capital and operating requirements.

The Company also has a $15,000 short-term uncommitted line of credit with a commercial bank. This agreement provides for payment of interest at various interest rate options, none of which is in excess of the bank's prime rate at interest determination dates. The Company had no borrowings outstanding under this facility at June 30, 2002.

Long-term debt consists of:

	June 30	
	2002	2001
Revolving credit facility, effective rate 4.3%		$ 21,351
7.98% Private placement debt, due at maturity in November 2010	**$25,000**	25,000
7.82% Senior unsecured term notes, due in semi-annual installments of $5,714 through December 2002	**5,714**	17,143
6.6% Senior $50,000 unsecured term notes, due at maturity in December 2007, including effects of interest rate swaps (See Note 6)	**52,764**	50,000
Total	**$83,478**	$113,494

The revolving credit facility, private placement debt and senior unsecured term notes contain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 2002, the most restrictive of these covenants required that the Company maintain a minimum consolidated net worth of $264,505. Based upon current market rates for debt of similar maturities, the Company estimates that the fair value of its debt is greater than its carrying value at June 30, 2002 by approximately $1,510.

In November 2000, the Company refinanced $25,000 of its debt incurred in connection with its Canadian acquisition, which debt was previously financed under its revolving credit facility, through a private issuance of senior notes. Fixed annual interest of 7.98% is paid quarterly and principal is due at maturity in November 2010.

In October 2000, the Company entered into an agreement with the Prudential Insurance Company of America for an uncommitted shelf facility to borrow up to $100,000 in additional long-term financing, at the Company's sole discretion, with terms of up to twelve years. At June 30, 2002, there were no borrowings under this agreement.

NOTE 6 > RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risks, primarily resulting from changes in interest rates and currency exchange rates. To manage these risks, the Company may enter into derivative transactions pursuant to the Company's written policy. These transactions are all accounted for in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". The Company does not hold or issue derivative financial instruments for trading purposes.

In November 2001, the Company entered into an interest rate swap agreement with a domestic bank. This agreement effectively converted the fixed interest rate on the $50,000, 6.6% senior unsecured term notes to a floating variable rate based on LIBOR. Terms and settlement dates mirrored terms of the 6.6% senior unsecured term notes and the swap was designated as a fair value hedge. The fair value changes in the notes were fully offset in interest expense by the fair value changes in the swap. At June 30, 2002, the fair value of the interest rate swap was recorded as an other current asset of $970 and the change in fair value of the related underlying debt obligation was recorded as an increase in long-term debt. In August 2002, the Company terminated its November 2001 interest rate swap agreement for a favorable settlement of $2,800. This gain will be amortized as a reduction in interest expense over the remaining life of the notes which mature in December 2007.

In July 2001, the Company entered into an interest rate swap agreement with a domestic bank. This agreement effectively converted the fixed interest rate on $47,000 of the $50,000, 6.6% senior unsecured term notes to a floating variable rate based on LIBOR. Terms and settlement dates mirrored terms of the 6.6% senior unsecured term note and the swap was designated as a fair value hedge. On October 1, 2001, the Company terminated the swap agreement for a favorable settlement of $2,100. This gain is being amortized as a reduction of interest expense over the remaining life of the notes which mature in December 2007.

In November 2000, the Company entered into two 10 year cross-currency swap agreements to manage its foreign currency risk exposure on private placement borrowings related to its wholly owned Canadian subsidiary. The cross currency swaps effectively convert $25,000 of debt, and the associated interest payments, from 7.98% fixed rate U.S. dollar denominated debt to 7.75% fixed rate Canadian dollar denominated debt. The terms of the two cross-currency swaps mirror the terms of the private placement borrowings.

The Company has designated one of the cross-currency swaps, with a $20,000 U.S. notional amount, as a foreign currency cash flow hedge. The fair value of the cross-currency swap was $854 at June 30, 2002 which is recorded in other current assets and the related unrealized gain is recorded in accumulated other comprehensive income (net of tax). The second cross-currency swap, however, has not been designated as a hedging instrument under the hedge accounting provisions of SFAS 133. The fair value of this cross-currency swap was $214 at June 30, 2002 and $126 at June 30, 2001. Changes in the fair value of this derivative instrument are recorded in earnings as a component of other income, net.

NOTE 7 > INCOME TAXES

Provision

The provision (benefit) for income taxes consists of:

	Year Ended June 30		
	2002	2001	2000
Current			
Federal	**$ 12,350**	$ 17,550	$ 20,206
State	**1,450**	1,450	2,180
Foreign	**200**	100	
Total current	**14,000**	19,100	22,386
Deferred			
Federal	**(4,500)**	(900)	(2,706)
State	**(600)**	(200)	(180)
Foreign	**100**	(700)	
Total deferred	**(5,000)**	(1,800)	(2,886)
Total	**$ 9,000**	$ 17,300	$ 19,500

The exercise of non-qualified stock options during fiscal 2002, 2001 and 2000 resulted in $605, $374 and $33, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. The accelerated vesting of Performance Accelerated Restricted Stock ("PARS") and other restricted stock awards in fiscal 2002 resulted in incremental tax expense of $169 over the amounts previously reported for financial reporting purposes. Accelerated vesting of PARS in fiscal 2001 and 2000 resulted in $57 and $62, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits and expense were recorded in additional paid-in capital.

Effective Tax Rates

The following is a reconciliation between the federal statutory income tax rate and the Company's effective tax rate:

	Year Ended June 30		
	2002	2001	2000
Statutory tax rate	**35.0%**	35.0%	35.0%
Effects of:			
State and local income taxes	**2.4**	1.8	2.6
Non-deductible expenses	**1.4**	2.6	1.8
International income taxes	**(.1)**	(.9)	
Other, net	**(.8)**	(.4)	(.8)
Effective tax rate	**37.9%**	38.1%	38.6%

Balance Sheet

The significant components of the Company's deferred tax assets (liabilities) are as follows:

	June 30	
	2002	2001
Inventories	**$(10,491)**	$(13,200)
Depreciation and differences in property bases	**(5,966)**	(5,625)
Compensation liabilities not currently deductible	**10,682**	10,960
Reserves not currently deductible	**7,723**	5,668
Goodwill	**7,051**	1,982
Net operating loss carry forward, expiring 2009 and 2008	**1,427**	821
Other	**656**	609
Net deferred tax asset	**$ 11,082**	$ 1,215

NOTE 8 > SHAREHOLDERS' EQUITY

Stock Incentive Plans

The 1997 Long-Term Performance Plan (the "1997 Plan") provides for granting of stock options, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee of the Board of Directors may determine. The number of shares of common stock which may be awarded in each fiscal year under the 1997 Plan is two percent (2%) of the total number of shares of common stock outstanding on the first day of each year for which the plan is in effect. Common stock available for distribution under the 1997 Plan, but not distributed, may be carried over to the following year. Shares available for future grants at June 30, 2002 and 2001 were 253,000 and 159,000, respectively.

Under the 1997 Plan, the Company has awarded PARS, restricted stock and/or stock options to officers, other key associates and members of the Board of Directors. PARS and restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting. The PARS vest after a period of six years, with accelerated vesting based upon achievement of certain return on asset objectives or minimum stock price levels. Restricted stock awards vest 25% each year. The aggregate fair market value of the PARS and restricted stock is considered unearned compensation at the time of grant and is amortized over the vesting period or until such time as acceleration of vesting takes place.

At June 30, 2002, the Company had outstanding stock options granted under the 1997 Plan. In general, the stock options vest over a period of 4 years and expire after 10 years. The Company applies APB Opinion No. 25 and related interpretations in accounting for options granted under the 1997 Plan. Had the Company accounted for options granted based on fair value at the grant dates for awards under the 1997 Plan consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to $1,334 and $.07 in 2002, $26,882 and $1.35 in 2001 and $30,003 and $1.45 in 2000.

Disclosures under the fair value method are estimated using the Black Scholes option pricing model. The assumptions used for grants issued in 2002, 2001 and 2000 are:

	2002	2001	2000
Expected life	**7 years**	7 years	7 years
Risk free interest rate	**4.9%**	5.0%	6.6%
Dividend yield	**3.0%**	3.0%	3.0%
Volatility	**29.1%**	28.9%	28.8%

Information regarding these option plans is as follows:

	2002		2001		2000	
(Share amounts in thousands)	*Shares*	*Weighted-Average Exercise Price*	*Shares*	*Weighted-Average Exercise Price*	*Shares*	*Weighted-Average Exercise Price*
Outstanding, beginning of year	**2,124**	**$ 16.10**	1,870	$ 15.03	1,464	$ 14.67
Granted	**401**	**17.86**	457	18.96	476	16.27
Exercised	**(226)**	**11.57**	(110)	9.33	(21)	12.79
Expired/canceled	**(100)**	**17.82**	(93)	16.72	(49)	17.27
Outstanding June 30	**2,199**	**$ 16.80**	2,124	$ 16.10	1,870	$ 15.03
Options exercisable June 30	**1,322**	**$ 16.25**	1,178	$ 15.05	928	$ 14.01
Weighted-average fair value of options granted during the year		**$ 4.65**		$ 5.41		$ 5.15

The following table summarizes information about stock options outstanding at June 30, 2002:

	Options Outstanding			Options Exercisable	
Ranges of Exercise Prices	*Number Outstanding*	*Weighted-Average Remaining Life (in years)*	*Weighted-Average Exercise Price*	*Number Exercisable*	*Weighted-Average Exercise Price*
$ 9 - $ 13	69	1.1	$ 9.75	69	$ 9.75
13 - 17	955	5.4	15.02	695	14.67
17 - 21	1,141	7.2	18.42	524	18.50
21 - 28	34	5.5	26.94	34	26.94
Total	2,199			1,322	

At June 30, 2002, exercise prices for outstanding options ranged from $9.75 to $27.50 per share.

Shareholder Rights

In 1998 the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred share purchase right for each outstanding share of Company common stock. The rights become exercisable only if a person or group acquires beneficial ownership or commences a tender or exchange offer for 20% or more of the Company's common stock, unless the tender or exchange offer is for all outstanding shares of the Company upon terms determined by the Company's continuing directors to be in the best interests of the Company and its shareholders. When exercisable, the rights would entitle the holders (other than the acquirer) to buy shares of the Company's common stock having a market value equal to two times the right's exercise price or, in certain circumstances, to buy shares of the acquiring company having a market value equal to two times the right's exercise price.

Treasury Shares

At June 30, 2002, 756,000 shares of the Company's common stock held as treasury shares are restricted as collateral under escrow arrangements relating to certain change in control and director and officer indemnification agreements.

NOTE 9 > BENEFIT PLANS

Retirement Savings Plan

Substantially all associates of the Company's U.S. subsidiaries can participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's income before income taxes and before the amount of the contribution. The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 50 percent of their compensation. The matching contribution is made with the Company's common stock and is determined quarterly using rates based on achieving certain quarterly earnings per share levels.

The Company's expense for contributions to the above plan was $2,841, $6,038, and $4,837 for the years ended June 30, 2002, 2001, and 2000, respectively.

Deferred Compensation Plans

The Company has deferred compensation plans that enable certain associates of the Company to defer receipt of a portion of their compensation and non-employee directors to defer receipt of director fees. The Company funds these deferred compensation liabilities by making contributions to rabbi trusts. Contributions consist of Company common stock and investments in money market and mutual funds.

Postemployment Benefit Plans

The following table provides summary disclosure of the Company's Supplemental Executive Retirement Benefits Plan, qualified retirement plan, salary continuation benefits and retiree medical benefits:

	Pension Benefits		Other Benefits	
	2002	2001	**2002**	2001
Change in benefit obligation:				
Benefit obligation at beginning of the year	**$ 19,218**	$ 14,645	**$ 4,508**	$ 3,297
Service cost	**628**	482	**57**	52
Interest cost	**1,732**	1,235	**306**	239
Benefits paid	**(2,236)**	(1,996)	**(281)**	(196)
Amendments	**252**	2,262	**150**	
Actuarial (gain) loss during year	**(1,080)**	2,590	**(496)**	1,116
Benefit obligation at June 30	**$ 18,514**	$ 19,218	**$ 4,244**	$ 4,508
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 2,166**	$ 1,943		
Actual return on plan assets	**(140)**	4		
Employer contribution	**3,471**	2,215	**$ 281**	$ 196
Benefits paid	**(2,236)**	(1,996)	**(281)**	(196)
Fair value of plan assets at June 30	**$ 3,261**	$ 2,166	**$ 0**	$ 0
Reconciliation of funded status:				
Funded status	**$(15,253)**	$ (17,051)	**$ (4,244)**	$ (4,508)
Unrecognized net (gain) loss	**2,269**	3,194	**(189)**	322
Unrecognized prior service cost	**3,846**	4,051	**293**	171
Accrued pension cost at year end	**$ (9,138)**	$ (9,806)	**$ (4,140)**	$ (4,015)
Amounts recognized in the balance sheet at June 30 consist of:				
Prepaid benefit cost	**$ 1,408**			
Accrued benefit liability	**(12,511)**	$ (13,708)	**$ (4,140)**	$ (4,015)
Intangible asset	**1,965**	3,437		
Minimum pension liability		465		
Net amount recognized	**$ (9,138)**	$ (9,806)	**$ (4,140)**	$ (4,015)
Weighted-average assumptions as of June 30:				
Discount rate	**6.5%**	7.0%	**7.0%**	7.0%
Expected return on plan assets	**8.0%**	9.0%	**N/A**	N/A
Rate of compensation increase	**5.5%**	5.5%	**N/A**	N/A

	Pension Benefits			Other Benefits		
	2002	2001	2000	**2002**	2001	2000
Components of net periodic benefit cost:						
Service cost	**$ 628**	$ 482	$ 454	**$ 57**	$ 52	$ 71
Interest cost	**1,732**	1,235	1,096	**306**	239	254
Expected return on plan assets	**(172)**	(196)	(166)			
Recognized net actuarial (gain) loss	**157**	71	77	**13**	(42)	(15)
Amortization of prior service cost	**458**	373	236	**29**	29	26
Net periodic pension cost	**$ 2,803**	$ 1,965	$ 1,697	**$ 405**	$ 278	$ 336

The assumed health care cost trend rates used in measuring the accumulated benefit obligation for post-retirement benefits other than pensions as of June 30, 2002 and 2001 were 9.5% decreasing to 5.5% by 2010. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2002 and for the year then ended:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total service and interest cost components of periodic expense	$ 48	$ (40)
Effect on post-retirement benefit obligation	$ 411	$ (322)

Supplemental Executive Retirement Benefits Plan

The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation. The plan specifies minimum annual retirement benefits for certain participants.

Qualified Retirement Plan

The Company has a qualified defined benefit plan that provides benefits to certain hourly employees at retirement. The benefits are based on length of service and date of retirement.

Salary Continuation Benefits

The Company has agreements with certain retirees to pay monthly retirement benefits for a period not in excess of 15 years. The discount rate used in determining the benefit obligation was decreased to 5.5% at June 30, 2002 from 7.0% at June 30, 2001 to reflect current market rates.

Retiree Medical Benefits

The Company provides health care benefits to eligible retired associates who elect to pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. Additionally, in conjunction with a fiscal 1998 acquisition, the Company assumed the obligation for a post-retirement medical benefit plan which provides health care benefits to eligible retired associates at no cost to the individual.

NOTE 10 > COMMITMENTS, LEASE OBLIGATIONS AND RENT EXPENSES

The Company leases its corporate headquarters facility along with certain service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under operating leases are $18,036 in 2003; $12,888 in 2004; $9,794 in 2005; $6,848 in 2006; $5,168 in 2007 and $26,113 after 2007. The Company also has a construction and lease facility where properties were constructed by the lessor and leased to the Company under operating lease arrangements. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. These leases expire in September 2003 and permit the Company to purchase the facilities for $7,500. If the Company does not exercise this option, the leases contain residual value guarantee provisions obligating the Company for up to $6,000 at lease termination.

In connection with the construction and lease of the corporate headquarters facility, the Company has guaranteed repayment of $5,678 of bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority as lessor. The Company also guarantees up to $3,000 of long-term debt related to a joint venture.

Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment was $27,922 in 2002, $26,122 in 2001, and $20,327 in 2000.

The Company had outstanding letters of credit of $5,195 at June 30, 2002. These letters of credit secure certain insurance obligations.

NOTE 11 > SEGMENT INFORMATION

The Company has identified one reportable segment: Service Center Based Distribution. The Service Center Based Distribution segment provides customers with solutions to their immediate maintenance, repairs and original equipment manufacturing needs through the distribution of industrial products including bearings, power transmission components, fluid power components, industrial rubber products, linear motion products, general maintenance and specialty items. The "Other" column consists of the aggregation of all other non-service center based distribution operations that sell directly to customers, including fluid power and electrical shop businesses.

The accounting policies of the segments are the same as those described in Note 1. Certain reclassifications have been made to prior year amounts to be consistent with the current year presentation. Intersegment sales are not significant. All current segment operating results are in the United States, Canada, Mexico and Puerto Rico. Operations in Canada, Mexico and Puerto Rico represent approximately 5.9% of the total net sales of Applied, and therefore, are not presented separately. In addition, approximately 34% of these operations' net sales are included in the "Other" segment related to the fluid power business. The long-lived assets located outside of the United States are not material.

Segment Financial Information:

	Service Center Based Distribution	Other	Total
Year Ended June 30, 2002			
Net sales	**$ 1,354,793**	**$ 91,776**	**$ 1,446,569**
Operating income (loss)	**29,015**	**(2,049)**	**26,966**
Assets used in the business	**508,283**	**26,283**	**534,566**
Depreciation	**14,749**	**545**	**15,294**
Capital expenditures	**9,773**	**277**	**10,050**
Year Ended June 30, 2001			
Net sales	$ 1,527,936	$ 97,819	$ 1,625,755
Operating income (loss)	45,425	(1,952)	43,473
Assets used in the business	534,817	44,037	578,854
Depreciation	15,460	904	16,364
Capital expenditures	9,213	2,518	11,731
Year Ended June 30, 2000			
Net sales	$ 1,541,257	$ 59,827	$ 1,601,084
Operating income (loss)	68,116	(858)	67,258
Assets used in the business	552,954	41,713	594,667
Depreciation	16,989	511	17,500
Capital expenditures	6,970	2,540	9,510

A reconciliation from the segment operating profit to the consolidated balance is as follows:

	Year Ended June 30		
	2002	2001	2000
Operating income for reportable segment	**$ 29,015**	$ 45,425	$ 68,116
Other operating income (loss)	**(2,049)**	(1,952)	(858)
Adjustments for:			
Goodwill and other intangibles amortization	**(1,651)**	(5,057)	(4,296)
Corporate and other income (expense), net (a)	**5,519**	16,585	(5,183)
Total operating income	**30,834**	55,001	57,779
Interest expense, net	**6,738**	9,105	7,512
Other income (expense)	**(341)**	(548)	281
Income before income taxes	**$ 23,755**	$ 45,348	$ 50,548

(a) The change in corporate and other income (expense), net is due to various changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.

Net sales by product category are as follows:

	Year Ended June 30		
	2002	2001	2000
Industrial	**$ 1,223,931**	$ 1,396,170	$ 1,412,006
Fluid power (b)	**218,778**	226,535	187,191
Other	**3,860**	3,050	1,887
Net sales	**$ 1,446,569**	$ 1,625,755	$ 1,601,084

(b) The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components and systems and repair services through the Company's service centers as well as the fluid power businesses. Beginning in 2002, the net sales of hydraulic hose and fittings were reclassed from the industrial product category to the fluid power product category. Prior year amounts have been restated to reflect the reclass.

NOTE 12 > LITIGATION

The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company does not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Deloitte & Touche

Independent Auditors' Report

Shareholders and Board of Directors
Applied Industrial Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") as of June 30, 2002 and 2001, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company changed its method of accounting for goodwill as a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte + Touche LLP

Cleveland, Ohio
August 6, 2002

Report of Management

Responsibility for the integrity, objectivity and disclosure of the financial information presented in this Annual Report rests with the management of Applied Industrial Technologies. The accompanying financial statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances based upon our best estimates and judgments, and giving due consideration to materiality.

To the best of our knowledge, the Consolidated Financial Statements and accompanying footnotes do not contain any untrue statements of material fact, nor does it omit to state any material fact necessary to make the financial statements not misleading.

Applied Industrial Technologies maintains accounting systems and related controls which, in the opinion of management, provide reasonable assurance that transactions are executed in accordance with management's authorization, that financial statements are prepared in accordance with generally accepted accounting principles, and that assets are properly accounted for and safeguarded. An important element of the control environment is the Company's ongoing utilization of an internal audit program.

To assure the effective administration of internal control, we carefully select and train our employees, develop and disseminate written policies and procedures, provide appropriate communication channels, and foster an environment conducive to the effective functioning of controls and continuous improvement. We believe that it is essential for the Company to conduct its business affairs in accordance with the highest ethical standards, as set forth in our written policies and procedures. These guidelines are distributed to employee associates to assure that they are understood and followed.

Deloitte & Touche LLP, independent auditors, are retained to audit the consolidated financial statements of the Company. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

The Board of Directors, through its audit committee composed solely of independent directors, is responsible for reviewing, monitoring and overseeing the integrity and reliability of the Company's financial reports and accounting practices and the effectiveness of its system of internal controls. Deloitte & Touche LLP and the Company's internal auditors meet regularly with, and have access to, this committee, with and without management present, to discuss financial matters and the results of their audit work.

David L. Pugh
Chairman & Chief Executive Officer

Bill L. Purser
President & Chief Operating Officer

John R. Whitten
Vice President, Chief Financial Officer & Treasurer

Mark O. Eisele
Vice President & Controller

Quarterly Operating Results and Market Data *(Unaudited)*

(Dollars in thousands, except per share amounts)	*Net Sales*	*Gross Profit*	*Operating Income*	*Income Before Cumulative Effect*	*Net Income (loss)*	Per Common Share (C) *Income Before Cumulative Effect*	*Net Income - Diluted*	*Cash Dividend*	*Price Range High*	*Price Range Low*
2002 (A)										
First Quarter (B)	**$ 367,990**	**$ 92,431**	**$10,112**	**$ 4,889**	**$ (7,211)**	**$0.25**	**$(0.38)**	**$0.12**	**$19.13**	**$16.50**
Second Quarter	**347,550**	**87,013**	**6,032**	**2,918**	**2,918**	**0.15**	**0.15**	**0.12**	**19.46**	**16.00**
Third Quarter	**361,542**	**91,870**	**5,833**	**2,707**	**2,707**	**0.14**	**0.14**	**0.12**	**20.91**	**17.28**
Fourth Quarter	**369,487**	**94,376**	**8,857**	**4,241**	**4,241**	**0.22**	**0.22**	**0.12**	**21.25**	**18.61**
	$1,446,569	**$365,690**	**$30,834**	**$14,755**	**$ 2,655**	**$0.76**	**$0.13**	**$0.48**		
2001 (A)										
First Quarter	$ 420,876	$104,454	$14,251	$ 7,231	$ 7,231	$0.36	$0.36	$0.12	$18.31	$15.69
Second Quarter	405,438	103,902	15,134	7,362	7,362	0.37	0.37	0.12	21.00	15.88
Third Quarter	408,839	102,037	13,236	6,956	6,956	0.35	0.35	0.12	20.69	16.25
Fourth Quarter	390,602	98,906	12,380	6,499	6,499	0.33	0.33	0.12	19.19	15.65
	$1,625,755	$409,299	$55,001	$28,048	$28,048	$1.41	$1.41	$0.48		
2000 (A)										
First Quarter	$ 387,904	$ 93,765	$12,138	$ 5,862	$ 5,862	$0.28	$0.28	$0.12	$19.06	$14.38
Second Quarter	379,670	92,687	12,060	6,233	6,233	0.30	0.30	0.12	17.88	15.06
Third Quarter	420,897	103,022	15,531	8,304	8,304	0.40	0.40	0.12	18.19	15.00
Fourth Quarter	412,613	102,116	18,050	10,649	10,649	0.53	0.53	0.12	18.13	14.31
	$1,601,084	$391,590	$57,779	$31,048	$31,048	$1.50	$1.50	$0.48		

(A) Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based upon the annual physical inventory and the effect of year-end inventory quantities on LIFO costs. Adjustments in 2002, 2001 and 2000 increased gross profit by $3,171, $2,850 and $2,924; net income by $1,868, $1,676 and $1,708 and diluted net income per share by $.10, $.08 and $.08, respectively. Reductions in inventories during the fiscal year ended June 30, 2002 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the year ended June 30, 2002 increased gross profit by $915, net income by $546 and diluted net income per share by $.03.

(B) Effective July 2001, the Company adopted SFAS142, "Goodwill and Other Intangible Assets." Upon adoption, the Company determined that goodwill associated with its fluid power business was impaired. A non-cash charge totaling $17,600, $12,100 after tax, has been recorded as a change in accounting principle effective July 1, 2001 to write-off the remaining goodwill relating to the fluid power business. See Note 1 to the Consolidated Financial Statements for additional information.

(C) On August 16, 2002, there were 6,489 shareholders of record, including 3,760 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 16, 2002 was $16.49 per share.

10 Year Summary

(Dollars in thousands, except per share amounts and statistical data)	**2002**	2001	2000	1999
Consolidated Operations-				
Year Ended June 30				
Net sales	**$ 1,446,569**	$ 1,625,755	$ 1,601,084	$ 1,555,424
Operating income	**30,834**	55,001	57,779	42,269
Income before cumulative effect of accounting change	**14,755**	28,048	31,048	19,933
Net income	**2,655**	28,048	31,048	19,933
Per share data				
Income before cumulative effect of accounting change				
Basic	**.77**	1.43	1.52	.93
Diluted	**.76**	1.41	1.50	.93
Net Income				
Basic	**.14**	1.43	1.52	.93
Diluted	**.13**	1.41	1.50	.93
Cash dividend	**.48**	.48	.48	.48
Year-End Position - June 30				
Working capital	**$ 250,644**	$ 279,001	$ 255,132	$ 258,730
Long-term debt	**83,478**	113,494	112,168	126,000
Total assets	**534,566**	578,854	594,667	574,349
Shareholders' equity	**298,147**	311,518	299,331	293,586
Year-End Statistics - June 30				
Current ratio	**2.9**	3.2	2.6	3.0
Operating facilities	**449**	469	478	444
Shareholders of record (A)	**6,455**	6,697	6,548	6,869

(A) Includes participant-shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan, and since 1998, shareholders in the Automatic Dividend Reinvestment Plan.


NET INCOME PER SHARE
(Dollars)
1.5
1.2
0.9
0.6
0.3
0.0
$.54
$.73
$.96
$1.25
$1.44
$1.38
$.93
$1.50
$1.41
$.13
93
94
95
96
97
98
99
00
01
02


NET SALES
(Dollars in Billions)
2.0
1.5
1.0
0.5
0.0
$.85
$.95
$1.07
$1.16
$1.18
$1.52
$1.56
$1.60
$1.63
$1.45
93
94
95
96
97
98
99
00
01
02

1998	1997	1996	1995	1994	1993
$ 1,518,615	$ 1,182,152	$1,164,778	$1,073,875	$ 952,489	$ 845,125
58,520	50,599	49,281	36,923	27,817	20,521
30,125	27,092	23,334	16,909	12,687	8,927
30,125	27,092	23,334	16,909	12,687	8,927
1.40	1.47	1.26	.97	.75	.55
1.38	1.44	1.25	.96	.73	.54
1.40	1.47	1.26	.97	.75	.55
1.38	1.44	1.25	.96	.73	.54
.47	.41	.36	.31	.29	.29
$ 221,766	$ 164,723	$ 151,956	$ 153,555	$ 144,605	$ 130,860
90,000	51,428	62,857	74,286	80,000	80,000
606,091	394,114	404,072	359,231	343,519	315,935
299,502	212,874	192,264	169,760	150,491	134,940
2.1	2.4	2.1	2.4	2.4	2.4
449	377	376	374	368	346
6,731	4,676	4,636	4,379	4,478	4,449

NET INCOME
(Dollars in Millions)


35
30
25
20
15
10
5
0
$8.9
$12.7
$16.9
$23.3
$27.1
$30.1
$19.9
$31.0
$28.0
$2.7
93 94 95 96 97 98 99 00 01 02

DIVIDENDS PER SHARE
(Dollars)


.50
.40
.30
.20
.10
0
$.29
$.29
$.31
$.36
$.41
$.47
$.48
$.48
$.48
$.48
93 94 95 96 97 98 99 00 01 02

SHAREHOLDERS' EQUITY
(Dollars in Millions)


350
300
250
200
150
100
50
0
$134.9
$150.5
$169.8
$192.3
$212.9
$299.5
$293.6
$299.3
$311.5
$298.1
93 94 95 96 97 98 99 00 01 02

Directors 2002

Committees of the Board

(1) Executive Committee
(2) Executive Organization and Compensation Committee
(3) Audit Committee
(4) Corporate Governance Committee
(5) Futures Committee

Directors

William G. Bares *(1,3,4) age 61*
Chairman, President and Chief Executive Officer
The Lubrizol Corporation (Specialty Chemical Products)

Roger D. Blackwell, Ph.D. *(2,5) age 62*
Professor of Marketing
The Ohio State University (Leading University)
President
Blackwell Associates, Inc. (Marketing Consulting)

William E. Butler *(2,3) age 71*
Former Chairman and Chief Executive Officer
Eaton Corporation (Fluid Power and Vehicle Components and Systems)

Thomas A. Commes *(1,3,4) age 61*
Former President and Chief Operating Officer
The Sherwin-Williams Company (Paints and Coatings)

Peter A. Dorsman *(2,5) age 47*
Executive Vice President and Chief Operating Officer
Standard Register, Inc. (Information Solutions and Document Management)

Russell R. Gifford *(3,5) age 63*
Partner
The Gifford Group (Management Consulting Firm)
Former President
CNG Energy Services Corp. (Energy Services Marketing)

L. Thomas Hiltz *(2,4) age 56*
Attorney

Edith Kelly-Green *(3,5) age 49*
Vice President and Chief Sourcing Officer
FedEx Express (Express Transportation)

J. Michael Moore *(4,5) age 59*
President
Oak Grove Consulting Group, Inc. (Management Consulting Firm)
Former Chairman and Chief Executive Officer
Invetech Company (Industrial Distributor)

David L. Pugh *(1) age 53*
Chairman & Chief Executive Officer
Applied Industrial Technologies, Inc.

Jerry Sue Thornton, Ph.D. *(2,4) age 55*
President
Cuyahoga Community College (2-Year Educational Institution)

Stephen E. Yates *(2,5) age 54*
President and Chief Executive Officer
USAA Information Technology Company (Financial Services)

Officers

David L. Pugh, *age 53*
Chairman & Chief Executive Officer

Bill L. Purser, *age 59*
President & Chief Operating Officer

Todd A. Barlett, *age 47*
Vice President – Global Business Development

Fred D. Bauer, *age 36*
Vice President – General Counsel & Secretary

Robert A. Christensen, *age 61*
Vice President – Unit President, Fluid Power

Michael L. Coticchia, *age 40*
Vice President – Human Resources and Administration

Mark O. Eisele, *age 45*
Vice President & Controller

James T. Hopper, *age 59*
Vice President – Chief Information Officer

Jeffrey A. Ramras, *age 47*
Vice President – Supply Chain Management

Richard C. Shaw, *age 53*
Vice President – Communications & Learning

John R. Whitten, *age 56*
Vice President – Chief Financial Officer & Treasurer

Jody A. Chabowski, *age 42*
Assistant Controller

Joseph D. King, *age 35*
Assistant Secretary

Alan M. Krupa, *age 46*
Assistant Treasurer

Quarterly Volume, Price and Dividend Information

	Quarter	Shares Traded	Average Daily Volume	PRICES Low	PRICES High	Cash Dividends
2002	**First**	**1,984,700**	**33,639**	**$ 16.50**	**$ 19.13**	**$.12**
	Second	**2,217,200**	**34,644**	**16.00**	**19.46**	**.12**
	Third	**2,414,100**	**40,235**	**17.28**	**20.91**	**.12**
	Fourth	**2,528,000**	**39,500**	**18.61**	**21.25**	**.12**
2001	First	1,764,300	28,005	$ 15.69	$ 18.31	$.12
	Second	1,485,400	23,578	15.88	21.00	.12
	Third	2,757,900	44,482	16.25	20.69	.12
	Fourth	2,250,900	35,729	15.65	19.19	.12
2000	First	1,525,300	23,833	$ 14.38	$ 19.06	$.12
	Second	1,207,600	18,869	15.06	17.88	.12
	Third	2,283,200	36,241	15.00	18.19	.12
	Fourth	1,749,700	27,773	14.31	18.13	.12

Applied Industrial Technologies, Inc. common stock is listed on the New York Stock Exchange under the symbol AIT. The company is identified in most financial listings as "AppliedIndlTch."

Research on Applied Industrial Technologies is available through:

Barrington Research Associates
John Dempsey 312/634-6364

McDonald Investments
Jeffrey D. Hammond 216/443-2825

Midwest Research
Mark Koznarek 216/696-1677

Shareholder Information

Shareholder Inquiries
Requests to transfer Applied Industrial Technologies, Inc. shares and all correspondence regarding address change information, duplicate mailings, missing certificates, failure to receive dividend checks in a timely manner or to participate in the Company's Automatic Dividend Reinvestment Plan should be directed to the Company's transfer agent and registrar:

Computershare Investor Services LLC
2 North LaSalle Street
Chicago, IL 60602
800/988-5291

Investor relations inquiries should be directed to:

John R. Whitten
Vice President – Chief Financial Officer & Treasurer
Applied Industrial Technologies
One Applied Plaza
Cleveland, OH 44115-5014
Telephone: 216/426-4000
Fax: 216/426-4845

Annual Report on Form 10-K
The Applied Industrial Technologies, Inc. annual report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2002, including the financial statements and schedules thereto, is available without charge upon written request to the Vice President - Chief Financial Officer & Treasurer at the address above.

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, October 22, 2002, at the Corporate Headquarters of Applied Industrial Technologies, Inc., One Applied Plaza (Euclid Avenue at East 36th Street), Cleveland, OH.

This report contains statements that are forward-looking, as that term is defined by the Securities and Exchange Commission in its rules, regulations and releases. Applied intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors, including those identified on pages 12 and 13 of this report. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by Applied or any other person that the results expressed therein will be achieved.

Printed on recycled paper

By generating *Value Through Innovation®*, Applied is a resourceful and strategic supplier for its customers. In many cases, customers recognize our service and support with awards. Here's a sample of recognitions we proudly received in fiscal 2002.

- American Fiber Resources honored Applied with its Certificate of Appreciation for Outstanding Service. In fact, Applied was the only broadline MRO distributor to receive the award.

- Coors Brewing Company's Shenandoah Brewery presented its annual Supplier of the Year Award to Applied for 2001 – the ninth time in 10 years. Coors honored Applied for the support provided by its Harrisonburg, Virginia, service center, based on input from the brewer's maintenance, engineering, purchasing and receiving departments. In addition to supplying Coors with a wide range of products – including bearings, fluid power components, power transmission products and rubber items – Applied provides knowledgeable technical assistance and systems expertise.

- Landoll Corporation, a Marysville, Kansas-based manufacturer of heavy equipment trailers, farm tillage equipment, fork trucks and manufactured assemblies for government and industry, awarded Applied its third Certified Supplier Award. The decision was based on the superior quality and on-time delivery records established by Applied's Topeka, Kansas, service center which has been supplying solutions to Landoll's needs for more than 20 years.

- Michigan Automotive Compressor, a clutch and compressor maker, honored Applied with a 2001 Award of Merit, after Applied scored 294 out of a total 300 points in the areas of quality, cost and delivery. Applied was the sole MRO distributor to win the award last year.

- Miller Brewing Company named Applied as one of 24 suppliers – out of a field of 8,500 – to receive a 2001 Partners in Excellence Award. The distinction was based on Applied's outstanding quality, service and cost competitiveness.

- New United Motors Manufacturing, Inc. (NUMMI) named Applied as one of just four indirect contract suppliers to win the Excellence Award for Quality of Service. Noting a 13-year history with Applied's Fremont, California, service center, NUMMI recognized Applied for excelling in cost, customer service, on-time delivery, service quality, working relationships and communication.

- Vulcan Materials Company granted a Silver Alliance Supplier Award to Applied for 2001. The prior year, Applied received a Bronze Alliance Supplier Award. The Birmingham, Alabama-based construction aggregates producer upgraded Applied's award status based on quality of product, service, support, ease of doing business and value.

APPLIED
Industrial Technologies®

Value Through Innovation

Applied Industrial Technologies
Corporate Headquarters
One Applied Plaza
Euclid Avenue at East 36th Street
Cleveland, OH 44115
216/426-4000

www.appliedindustrial.com